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             CUSIP No. 652 49 Q 106                         Page 1 of 7
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              NEWSEDGE CORPORATION
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  652 49 Q 106
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                            EDWARD A. FRIEDLAND, ESQ.
                             THE THOMSON CORPORATION
                        METRO CENTER AT ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                            TELEPHONE: (203) 969-8700

 -----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                    COPY TO:
                            JOSEPH J. ROMAGNOLI, ESQ.
                               LEE J. HIRSCH, ESQ.
                                      TORYS
                                 237 PARK AVENUE
                          NEW YORK, NEW YORK 10017-3142
                            TELEPHONE: (212) 880-6000

                               SEPTEMBER 27, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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             CUSIP No. 652 49 Q 106                         Page 2 of 7
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      INFOBLADE ACQUISITION CORPORATION
      TAX ID NUMBER:  NOT APPLICABLE

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

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3     SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   0

                             --------------------------------------------------
    NUMBER OF                8     SHARED VOTING POWER
     SHARES                        17,684,828
  BENEFICIALLY
   OWNED BY                  --------------------------------------------------
     EACH                    9     SOLE DISPOSITIVE POWER
  REPORTING                        0
    PERSON
     WITH                    --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   17,684,828

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,684,828

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      94.97%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.


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             CUSIP No. 652 49 Q 106                         Page 3 of 7
     ---------------------------------------      ----------------------------


1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THE THOMSON CORPORATION
      TAX ID NUMBER:  98-0176673

-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                        (b) / /

-------------------------------------------------------------------------------
3     SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

       WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                            / /
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

       ONTARIO, CANADA
-------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
                                   0

                             --------------------------------------------------
    NUMBER OF                8     SHARED VOTING POWER
     SHARES                        17,684,828
  BENEFICIALLY
   OWNED BY                  --------------------------------------------------
     EACH                    9     SOLE DISPOSITIVE POWER
  REPORTING                        0
    PERSON
     WITH                    --------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                   17,684,828

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      17,684,828

-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      94.97%

-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT.


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             CUSIP No. 652 49 Q 106                         Page 4 of 7
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Item 5.  Interest in Securities of the Issuer

         This Amendment is filed to update the number of shares of common stock, $0.01 par value ("Shares"), of NewsEdge Corporation, a Delaware corporation (the "Issuer"), which InfoBlade Acquisition Corporation, a Delaware corporation ("Purchaser"), and The Thomson Corporation, a corporation incorporated under the laws of Ontario, Canada ("Thomson"), have voting and dispositive power over, as well as the percentage of issued and outstanding Shares represented by those Shares.

         (a)-(b) On September 26, 2001, Purchaser accepted for payment all of the Shares of the Issuer which had been tendered by stockholders of the Issuer pursuant to Purchaser's cash tender offer (the "Offer") of $2.30 per Share, net to the Seller in cash, for all of the Issuer's Shares. The Offer expired at midnight on September 25, 2001 and at that time 17,684,828 Shares were tendered by stockholders of the Issuer representing approximately 94.97% of the outstanding Shares. On September 27, 2001, Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware whereby Purchaser was merged (the "Merger") with and into the Issuer with the Issuer being the surviving corporation of the Merger, and becoming an indirect wholly-owned subsidiary of Thomson. At the effective time of the Merger, all of the remaining outstanding Shares of the Issuer that were not tendered in the Offer were cancelled and converted into the right to receive $2.30 per Share. As of the date hereof, Thomson now beneficially owns and has the power to vote and to direct the vote of all Shares, representing 100% of the outstanding Shares of the Issuer. Except as set forth herein, to the knowledge of Thomson and Purchaser, no director or executive officer of Thomson or Purchaser beneficially owns any other Shares of the Issuer.

         (c) Except as set forth above, there have been no transactions by Thomson or Purchaser in securities of the Issuer during the past 60 days. To the knowledge of Thomson and Purchaser, there have been no transactions by any director or executive officer of Thomson or Purchaser in securities of the Issuer during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


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             CUSIP No. 652 49 Q 106                         Page 5 of 7
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 5, 2001

                                           INFOBLADE ACQUISITION CORPORATION


                                           By: /S/ EDWARD A. FRIEDLAND
                                           -----------------------------------
                                           Name:   Edward A. Friedland
                                           Title:  Vice President and Secretary


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             CUSIP No. 652 49 Q 106                         Page 6 of 7
     ---------------------------------------      ----------------------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2001

                                              THE THOMSON CORPORATION


                                              By: /S/ MICHAEL S. HARRIS
                                              ------------------------------
                                              Name:  Michael S. Harris
                                              Title: Senior Vice President,
                                                     General Counsel and
                                                     Secretary





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             CUSIP No. 652 49 Q 106                         Page 7 of 7
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                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D, dated October 5, 2001 ("Schedule 13D"), with respect to the shares of common stock, $0.01 par value, of NewsEdge Corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 5, 2001.

                                         INFOBLADE ACQUISITION CORPORATION


                                         By /S/   EDWARD A. FRIEDLAND
                                            ---------------------------------
                                            Name:  Edward A. Friedland
                                            Title: Vice President and Secretary



                                         THE THOMSON CORPORATION


                                         By:  /S/   MICHAEL S. HARRIS
                                              ---------------------------------
                                              Name:  Michael S. Harris
                                              Title: Senior Vice President,
                                                     General Counsel and
                                                     Secretary